UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Amendment No. 2)
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PFIZER INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Performance Share Awards and Five-Year Total Shareholder Return Units granted in 2022 and 2023 with respect to Common Stock, Par Value $0.05 Per Share
(Title of Class of Securities)

717081103 (Common Stock)
(CUSIP Number of Class of Securities)

Margaret M. Madden
Senior Vice President and Corporate Secretary,
Chief Governance Counsel, Pfizer Inc.
66 Hudson Boulevard East
New York, New York 10001-2192
(212) 733-2323
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2024, as amended and supplemented on August 22, 2024, (as amended, the “Schedule TO”), by Pfizer Inc., a Delaware corporation (the “Company” or “Pfizer”) relating to the Offer to Modify Eligible Performance Share Awards and Eligible Total Shareholder Return Units (the “Modification Offer”).
This Amendment No. 2 should be read in conjunction with the Schedule TO and the Modification Offer. Capitalized terms used herein and not defined herein have the meanings given to them in the Modification Offer.

This Amendment No. 2 is being filed solely to amend “Item 11 – Additional Information” to reflect and report the final results of the Modification Offer. This Amendment No. 2 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.

Item 11.     Additional Information.

Item 11 of the Schedule TO is amended and supplemented by adding the following information:

The Modification Offer expired at 11:59 p.m., Eastern Time, on September 12, 2024 (the “Expiration Time”). Promptly following the Expiration Time, the Company accepted for modification 1,359,772 Eligible PSAs and 30,360,402 Eligible TSRUs tendered pursuant to the terms of the Modification Offer, and each such Eligible PSA and Eligible TSRU has been modified to a Modified PSA or Modified TSRU, as applicable. The vesting and other terms of the Modified PSAs and Modified TSRUs are described in the Schedule TO and Modification Offer and are subject to the terms and conditions of the 2019 Plan and the applicable award agreements.
______________________________________________________________________

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(N)	Form of Expiration Notice Email (incorporated by reference to Exhibit (a)(1)(N) to the Company’s Schedule TO-I filed with the SEC on August 12, 2024)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 13, 2024	PFIZER INC.

	By:	/s/ Margaret M. Madden
Margaret M. Madden
Senior Vice President and Corporate Secretary
Chief Governance Counsel